File No. 70-______
                                                             SECURITIES AND
EXCHANGE COMMISSION
                    450 FIFTH STREET, N.W.
                   WASHINGTON, D.C.  20549
          __________________________________________
                                FORM U-1 APPLICATION-DECLARATION
                            UNDER
        THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
         ____________________________________________
                         Cinergy Corp.
                    139 East Fourth Street
                   Cincinnati, Ohio  45202
                  New Century Energies, Inc.
                       1225 17th Street
                    Denver, Colorado 80202
                     Cadence Network LLC
              105 East Fourth Street, Suite 200
                   Cincinnati, Ohio 45202
           (Name of companies filing this statement
        and addresses of principal executive offices)
                        Cinergy Corp.
                  New Century Energies, Inc.
       (Name of top registered holding company parents)
                                  Mark L. Shunk, President
                     Cadence Network LLC
              105 East Fourth Street, Suite 200
                    Cincinnati, Ohio 45202
            (Name and address of agent of service)
                                Applicants request that all notices, orders
and communications be given to:
   George Dwight II               William M. Dudley
   Senior Counsel                 Associate General Counsel
   Cinergy Corp                   New Century Services, Inc.
   221 East 4th Street, 25 AT2    1225 17th Street, Suite 600
   Cincinnati, Ohio 45202         Denver, Colorado 80202
   513-287-2643                   303-294-2500
   513-287-3810 (fax)             303-294-8255 (fax)
   William C. Weeden              William T. Baker, Jr.
   Skadden Arps Slate Meagher & Flom Thelen Reid & Priest LLP
   1400 New York Avenue, N.W.     40 West 57th Street
   Washington, D.C.  20005        New York, New York  10019
   202-371-7877                   212-603-2106
   202-371-7973 (fax)             212-603-2182 (fax)
  Item 1.   Description of Proposed Transactions
       A.   Introduction/ Authorization Requested
       Cinergy Corp. ("Cinergy")and New Century Energies, Inc. ("NCE") are registered holding companies under the Public Utility Holding Company Act of 1935, as amended (the "Act")./1/ Cadence Network LLC, a Delaware limited liability company ("Cadence" or "Company"), is a nonutility subsidiary of both Cinergy and NCE, each of whom indirectly holds a one-third ownership interest therein. Specifically, Cinergy holds its one-third interest in Cadence through its wholly-owned, special-purpose nonutility subsidiary, Cinergy-Cadence, Inc. ("Cinergy-Cadence"); likewise, NCE holds its one-third interest in Cadence through its wholly-owned, special-purpose nonutility subsidiary, New Century-Cadence, Inc. ("New Century-Cadence"). Florida Progress Corporation ("FPC") owns the remaining one-third ownership interest in Cadence, holding that interest indirectly through its subsidiary, Progress Holdings, Inc. Cinergy, NCE and FPC formed Cadence in September 1997 pursuant to a joint venture between the parties. (Cinergy, NCE and Cadence are collectively referred to herein as "Applicants.")
       Cadence uses information to reduce energy-related costs for commercial businesses that own and operate families of chain stores or other multi-location retail establishments. As the essential first step, Cadence collects, centralizes and redistributes to customers relevant cost information using sophisticated technology. More specifically, The
Cadence Network   ("Cadence Network" or "Network"), a Web-based interactive
  reporting tool developed by Cadence, permits the Company's clients to better track and manage electricity, natural gas and related costs incurred at their facilities. At the same time, the Network lays the groundwork for Cadence to achieve significant reductions in the customer's
energy costs   e.g., by consolidating site information, detecting billing errors, finding better rates, identifying high-cost stores, and determining how to get costs back into line. The Cadence Network thus anchors the range of additional services offered by Cadence, which are specifically targeted at reducing the customer's energy-related costs. Currently these services consist of bill verification and correction, "best rate" assurance, and consulting with respect to gas and electric commodity purchasing and energy efficiency projects. At June 30, 1999, Cadence was serving customers including Blockbuster Entertainment, CKE/Hardees, Winn Dixie Supermarkets and Service Merchandise in all 50 states.
       Cinergy and NCE acquired their ownership interests in Cadence (including the special-purpose subsidiaries established to hold those interests, Cinergy-Cadence and New Century-Cadence) without prior Commission authorization pursuant to Rule 58 under the Act./2/ As an "energy-related company," substantially all of Cadence's revenues must derive, and have derived, from permissible energy-related activities carried out within the United States.
       However, this geographical restriction saddles Cadence with significant business and competitive disadvantages. Some of Cadence's customers, including Blockbuster, Motel 6, Venator and others, have locations outside of the United States for which they would like Cadence to provide services consistent with what is being provided within the U.S. For instance, Cadence is currently serving 3,800 Blockbuster sites in the U.S., with a pending request from Blockbuster to service 380 additional sites in Canada. Unless Cadence can provide its services to all of its
existing customers' stores   not just those  located in the U.S.   the
Company risks losing to competitors who are not subject to this disadvantage not just the incremental business, but also the existing business within the U.S. In addition, to the extent that Cadence is precluded from providing its services outside the U.S., the Company will be foreclosed from competing for potential new business from chains that are not currently customers of Cadence but have this requirement. More fundamentally, Cadence's business was founded on the strategy of tracking and reducing utility-related costs for all the retail sites operated by chain businesses. Coverage of merely a subset of the client's stores undercuts Cadence's business strategy and its appeal to clients.
       The Commission has issued a number of orders authorizing registered holding companies to market similar services both inside and outside the United States. For example, in February 1997, the Commission authorized another of Cinergy's nonutility subsidiaries, Cinergy Solutions, Inc. ("Cinergy Solutions"), to market energy management services and utility-related consulting services (collectively, the "Cinergy Solutions Global Services") anywhere in the world, directly or through subsidiaries, with no restrictions on the amount or proportion of revenues from services
outside the U. S./3/   The Commission's order broadly defined energy
management services for these purposes
  as:
       (1) identification (through energy audits or otherwise) of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction or efficiency opportunities; (2) design of facility and process modifications or enhancements to realize such opportunities; (3)management, or direct construction and installation, of energy conservation or efficiency equipment; (4) training of client personnel in the operation of equipment; (5) maintenance of energy systems; (6) design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning ( HVAC'), electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency goals or to otherwise meet a customer's energy-related needs; (7) system commissioning (i.e., monitoring the operation of an installed system to ensure that it meets design specifications); (8) reporting of system results; (9) design of energy conservation programs; (10) implementation of energy conservation programs; (11) provision of conditioned power services (i.e., services designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment); and (12) other similar or related activities./4/
The Commission applied a similarly broad definition to the consulting services that Cinergy Solutions was permitted to market throughout the world, to wit: technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, commercialization of electro-technologies, meter reading and repair, rate schedule analysis and design, environmental services, engineering services, billing services including conjunctive billing, summary billing for customers with multiple locations and bill auditing, risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services./5/
       In May 1998, the Commission also authorized Columbia Energy Group to market energy management services and utility-related consulting services anywhere in the world, again with no restriction on the proportion of overall revenues derived from services outside the U.S./6/ The energy management services and consulting services were broadly defined consistent with the Cinergy Solutions Global Services.
       In light of the business imperatives and Commission precedent just described, Applicants now request authority for Cadence to market its utility-related cost reporting and reduction services anywhere outside the United States, without restriction on the amount or proportion of revenues derived from such activities outside the U.S., and in that connection Cinergy and NCE request authority to retain their ownership interests in Cadence, Cinergy-Cadence and New Century-Cadence previously acquired pursuant to rule 58. Applicants propose that the authority to offer services outside the United States cover not merely the utility-related cost reporting and reduction services now in place and described in this application, but additional similar and complementary energy-related services that Cadence may develop and seek to offer to customers in the future, both in the United States and abroad, provided that in no event would these future services be broader in scope than the Cinergy Solutions Global Services. Applicants further request that Cadence be granted the flexibility to provide its services not just directly, but also indirectly through one or more special-purpose subsidiaries, formed as corporations, partnerships, limited liability companies or other legal entities, as applicable business, legal, tax, accounting or strategic considerations dictate./7/
       Neither Cinergy nor NCE will seek recovery through higher rates to customers of their utility subsidiaries for any losses or inadequate returns that may arise from the proposed transactions.
       Set forth below is a more detailed description of Cadence and its business.
       B.   Cadence/Information Reporting & Cost Reduction
       As stated above, the cost reduction services Cadence provides to its customers are anchored by the cost reporting and tracking capabilities of the Cadence Network.
       The Cadence Network is an Internet-enabled database proprietary to Cadence that consolidates, analyzes and manages customer site-specific cost information for electricity and related services, reporting that information back to customers in an interactive, flexible context. Cadence collects the cost information that is fed into the Cadence Network primarily from customer utility bills. Cadence then utilizes the information provided to the Network to identify and analyze opportunities for energy-related savings; to implement and administer cost saving programs; and finally to measure and report results to the customer over the Network.
       The services Cadence offers to its customers thus fall into two broad categories: (i) the core service consisting of reporting and tracking, via the Cadence Network, of site costs for electricity, natural gas and related services (currently limited to water/sewage; heating, ventilation and air conditioning ("HVAC"); telephone; cable; and trash collection); and (ii) additional services specifically targeted at reducing energy-related costs. Customers compensate Cadence on a fixed fee or shared savings basis. The Cadence web site, http://www.cadencenetwork.com, provides further information on the Company and its services.
            1.   Cost Reporting & Tracking /Cadence Network
       The customer utility bill is the primary source for the cost data that drives the Cadence Network./8/ Cadence has entered into arrangements with Cass Information Systems ("Cass") and Insite Services ("Insite"), both of which are industry leaders in outsourced utility accounts payable services. Whenever Cass or Insite pays a utility bill on behalf of a Cadence client, the data is electronically fed into Cadence's database; the information then becomes available for analysis, display and retrieval by the customer over the Cadence Network. The transmitted utility bill data covers electricity and natural gas usage or consumption and the fees and expenses charged by the supplier therefor, and may also cover other utility or utility-like services, such as for water/sewage, telephone, cable and trash collection. Under the arrangement with Cadence, Cass or Insite continues to pay the utility bill on behalf of the customer or in a subcontractor role on behalf of Cadence.
       Cadence recently entered into a similar arrangement with a national HVAC preventive maintenance and service company. Cadence will connect to the HVAC company's database to pull in HVAC-related information about the customer's stores or other retail sites - maintenance history, service performance by contractors and subcontractors, equipment cost information, etc. - and will then display that information on the Cadence Network for the customer's benefit, together with the customer's utility cost information. The HVAC company will continue to collect and maintain the data; Cadence will download a daily file from the HVAC company and import that data into Cadence's database. Cadence will not assume any actual service function, other than reporting the information to the customer.
       Cadence or the customer pays Cass/Insite a fixed fee or other consideration for its services. The HVAC company will pay Cadence an access fee for use of the Cadence Network.
       Once the electronic link to the underlying cost data has been established, the Cadence Network is in a position to begin generating interactive reports, charts and graphs for the customer analyzing and continuously tracking those costs, making the data more usable, and pointing up opportunities for cost savings. The customer can access these reporting tools 24 hours a day at Cadence's secure, password-protected Web site. Because Cadence's database is continually replenished with the latest cost data for the customer's stores, the reporting tools are kept current and accurate. With these interactive reports, the customer can track utility/HVAC costs by site, vendor, or region; run cost comparisons between facilities; view actual bill images online; and otherwise better understand and manage its utility/HVAC costs. And Cadence's technical experts use this same data to identify and implement cost saving actions for the customer.
       One service option of the Cadence Network is TempuTrak  .
Overlaying energy usage patterns at customer facilities with corresponding weather patterns in those areas, TempuTrak weather adjusts, or "normalizes," energy usage per location. This enhances the value of the Network's reporting tools, by allowing "apples to apples" comparisons, helping to account for budget variances, and pinpointing energy-inefficient sites.
       The Cadence Network also plays a critical role in terms of measuring and verifying specific cost-reduction steps taken by Cadence on the customer's behalf. With the customer's historical and ongoing cost data connected to the Network, Cadence is able to ensure, month by month, that rates have in fact been changed and that new programs are actually saving money.
            2.   Cost Reduction Services
       In addition to the core service of cost tracking and reporting via the Cadence Network, Cadence offers a number of additional services specifically targeted at reducing the customer's energy-related costs. Currently these services are comprised of bill verification and correction; "best rate" assurance; electricity and gas commodity consulting; and energy efficiency consulting, as described further below.
                 a.   Bill verification and correction
       Under this program, Cadence audits and otherwise reviews and monitors individual invoices and invoicing patterns for electricity, natural gas and water/sewage service furnished to customer sites. Cadence also identifies clusters of likely savings and provides comparative reports. Once errors are detected, Cadence's utility billing experts isolate the cause and negotiate on the client's behalf directly with the utility supplier for refunds and credits.
                 b.   Best rate assurance
       Cadence also helps clients reduce energy costs through its best rate assurance program, under which Cadence assures that the client's high priority facilities are being assessed optimal utility rates for electricity and natural gas service. Cadence scrutinizes and verifies facility load data and utility rate schedules and negotiates or renegotiates directly with the utility supplier to ensure application of the optimal rates to these high-priority customer facilities. In connection with this program, clients can also authorize Cadence to conduct a national rate assessment, identifying and prioritizing tariff-based rate savings opportunities for electric and natural gas service with respect to all of the customer's sites throughout the United States.
                 c.   Electric and gas commodity consulting
       Cadence will also assist its customers in shopping for electric and natural gas supplies. Cadence can help secure the most attractive commodity rates possible through custom proposals and proposal reviews. After Cadence determines which facilities are most likely to profit from electric and gas deregulation and other competitive purchasing opportunities, Cadence uses the Cadence Network to aggregate load information and create the custom RFPs necessary to shop for the commodity supply. Cadence then reviews proposals from the various marketers, analyzes rate pricing options, and helps to negotiate the contractual terms. Throughout this process, Cadence acts as a consultant for the customer. Cadence does not take title to the commodity nor act as a broker for the buyer or seller.
                 d.   Energy efficiency consulting
       Finally, Cadence helps implement energy efficiency projects to realize further cost savings for its customers. Using the detailed data captured from the Cadence Network, Cadence can begin to identify high-cost facilities that cannot be corrected by better rates or more accurate billing. To zero in on the most likely targets for cost reductions, Cadence conducts internal benchmarking, drawing on internal data-mining techniques. Once it has identified the problem and likely solution, Cadence will prepare proposals for national energy-efficiency projects and develop comprehensive strategies. Whether for a lighting retrofit project, or installation of an entire energy management system, Cadence will develop the implementation plan, recommend the proposed application, and negotiate for project procurement. In short, Cadence acts as a project facilitator or overseer, rather than a contractor.
  Item 2.   Fees, Commissions and Expenses
       The fees, commissions and expenses that have been or will be incurred, directly or indirectly, by Cinergy or NCE or any of their associate companies in connection with the proposed transactions are not expected to exceed approximately $15,000, consisting primarily of fees and expenses of Thelen Reid & Priest and Skadden Arps Slate Meagher & Flom, outside counsel for both Cinergy and NCE in connection with the proposed transactions.
  Item 3.   Applicable Statutory Provisions
       Sections 6(a), 7, 9(a) and 10 of the Act and Rules 53 or 54 thereunder are or may be applicable to the proposed transactions.
       Cinergy and NCE will supply their analysis under said rules by amendment,incorporating information as of June 30, 1999 when such information becomes available, i.e., in connection with the filing of their reports on Form 10-Q for the quarterly period ended June 30, 1999.
  Item 4.   Regulatory Approval
       No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.
  Item 5.   Procedure
       Applicants request that the Commission issue and publish as soon as practicable the requisite notice under Rule 23 with respect to the filing of this application, and that the Commission issue an order granting the authority requested herein as soon as practicable after expiration of the public notice period.
       Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.
       Pursuant to Rule 24 under the Act, Applicants propose to file a certificate in this docket within 60 days after the end of each calendar quarter (commencing with the first full calendar quarter after issuance of the order requested herein), providing certain information regarding Cadence's business and operations, namely:
       1. an unaudited balance sheet dated the end of such quarter together with an unaudited statement of income for the quarter then-ended and year-to-date period (except that no such financial statements would be filed with the year-end quarterly report); and
       2. (a) a narrative summary of the services provided by Cadence outside the United States, including identification of the countries in which such services are provided, and (b) the total operating revenues from such services outside the United States.
  Item 6.   Exhibits and Financial Statements
            (a)  Exhibits:
              A       Not applicable
              B       Not applicable
              C       Not applicable
              D       Not applicable
              E       Not applicable
              F-1     Preliminary opinion of counsel for Cinergy (to be
filed by
  amendment)
              F-2     Preliminary opinion of counsel for NCE (to be filed
by
  amendment)
              G       Form of Federal Register notice
            (b)  Financial Statements:
               FS-1   Cinergy Consolidated Financial Statements, dated June
30, 1999 (to be filed by amendment)
               FS-2   Cinergy Financial Statements, dated June 30, 1999 (to
be filed by amendment)
               FS-3   Cinergy Consolidated Financial Data Schedule, dated
June 30, 1999 (included as part of electronic submission only) (to be filed by amendment)
               FS-4   NCE Consolidated Financial Statements, dated June 30,
  1999 (to be filed by amendment)
               FS-5   NCE Financial Statements, dated June 30, 1999 (to be
filed by amendment)
               FS-6   NCE Consolidated Financial Data Schedule, dated June
30, 1999 (included as part of electronic submission only) (to be filed by amendment)
               FS-7   Cadence Financial Statements, dated June 30, 1999
(filed under request for confidential treatment) (to be filed by amendment)
  Item 7.   Information as to Environmental Effects
       (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.
       (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

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                         SIGNATURE
    Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

  Dated: July 27, 1999
                                CINERGY CORP.
                                By: /s/William L. Sheafer
                                  Vice President and Treasurer
                                NEW CENTURY ENERGIES, INC.
                                By: /s/Richard C. Kelly
                                     Executive Vice President &
                                     Chief Financial Officer
                                CADENCE NETWORK LLC.
                                By: /s/Mark L. Shunk
                                     President

                                ENDNOTES

/1/ NCE and Northern States Power ("NSP") have entered into an Agreement and Plan of Merger, dated as of March 24, 1999, providing for the merger of NCE into NSP, with NSP as the surviving corporation. See HCAR
No. 27031, May 19, 1999 (order authorizing proxy solicitation).

/2/ See Cinergy's and NCE's Quarterly Reports on Form U-9C-3 dated September 30, 1997.

/3/ Cinergy Corp., et al., HCAR No. 26662, February 7, 1997.

/4/  Id.

/5/  Id.

/6/ Columbia Energy Group, et al., HCAR No. 26868, May 6, 1998.

/7/ Cinergy and NCE anticipate that they will satisfy their allocable shares of Cadence's financing needs through capital contributions or loans exempt under Rules 45 and 52. In addition, Cadence may issue its securities to outside parties to finance its business in transactions exempt under rule 52. To the extent necessary, any Cinergy guarantees in respect of such securities would be issued under, and consistent with, the authority therefor granted to Cinergy in File No. 70-9319 (see HCAR No. 26984, March 1, 1999). Likewise, any NCE guarantees in respect of such securities would be issued under, and consistent with, the authority therefor granted to NCE in File No. 70-9397 (see HCAR No. 27000, April 7,
1999).

/8/ In certain cases Cadence may also obtain customer cost data from meters on site. In those situations information from the customer's meter is transmitted over a public telephone or cellular network to the Cadence database.